Exhibit 99.1

Press Release

Inmagene and HUTCHMED Announce First Participants in Global Phase I Trial of IMG-007

San Diego, Shanghai, Hong Kong and Sydney — Wednesday, July 6, 2022: Inmagene Biopharmaceuticals ("Inmagene") and HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13) announce today that the first participant, based in Australia, was dosed in a global Phase I trial of IMG-007, an investigational OX40 antagonistic monoclonal antibody.

The Phase I study is a multi-stage, double-blind, randomized, placebo-controlled, dose-escalation study in healthy volunteers, and a dose-escalation and parallel design, multiple-dose study in adult patients with moderate to severe atopic dermatitis. The study will be used to evaluate the safety, tolerability and efficacy of IMG-007 in patients with atopic dermatitis. Additional details will be found at clinicaltrials.gov, using identifier NCT05353972.

“Dosing the first participant is an important milestone for the IMG-007 program,” said Dr Jonathan Wang, Chairman and Chief Executive Officer of Inmagene. “We hope the data will help us demonstrate that IMG-007 is one of the strongest OX40 antagonist drug candidates worldwide.”

Dr Jean-Louis Saillot, Chief Development Officer of Inmagene, said, "IMG-007 blocks the OX40 activity and has demonstrated high potency in preclinical studies, indicating a best-in-class potential. We welcome the start of the IMG-007 clinical program with the hope of developing an innovative, safe and effective treatment option for patients with atopic dermatitis and other immunological diseases."

Dr Weiguo Su, Chief Executive Officer and Chief Scientific Officer of HUTCHMED, said: “This is an exciting step towards taking our novel drug candidates into immunological diseases, where Inmagene has significant expertise, as we work to maximize the impact of our drug discovery engine.”

About IMG-007

IMG-007 is a novel antagonistic monoclonal antibody targeting the OX40 receptor. It was originally discovered by HUTCHMED, with Inmagene assuming development responsibility at the candidate stage. Inmagene has an exclusive option to in-license IMG-007’s global rights.

About OX-40 and Atopic Dermatitis

OX40 is a costimulatory receptor member of the tumor necrosis factor receptor (TNFR) superfamily expressed predominantly on activated T cells. The ligation of OX40 by its ligand OX40L leads to enhanced T cell survival, proliferation, and effector functions. Preclinical research results show that IMG-007 can bind to human OX40 receptor with high affinity, thereby inhibit the binding of OX40 to OX40L, reducing OX40L-dependent downstream signaling and cytokine release by OX40+ T cells. By selectively shutting down OX40+ T cell function, IMG-007 may provide a treatment option for pathological OX40+ T cell-mediated immune diseases, such as atopic dermatitis.

Atopic dermatitis is a chronic inflammatory skin condition that is estimated to affect 8-19% of children and 2-5% of adults in US, Europe, and East Asia.1,2,3

About Inmagene

Inmagene is a global clinical-stage biotechnology company focused on developing novel therapeutics for immunology-related diseases. The company is building a robust pipeline of nearly twenty drug development programs.

Inmagene’s most advanced drug candidate is IMG-020 (izokibep), which has successfully met the endpoints in global phase II studies for both psoriasis and psoriatic arthritis (“PsA”). It has received the IND approval from the Center for Drug Evaluation (CDE) of the China National Medical Products Administration (NMPA) for phase III studies in plaque psoriasis. Inmagene is working with its partners to conduct global phase II studies for multiple autoimmune diseases, including PsA, ankylosing spondylitis (AS) and uveitis. In addition, IMG-004 and IMG-007, both of which with global rights, are in global phase I studies.

Believing in "Borderless Innovation", the Inmagene team strives to integrate efficient resources worldwide to develop novel therapeutics for global patients. Based on its proprietary QuadraTek™ drug discovery platform, Inmagene is operating 12 "Smart Innovation" programs to create and develop drug candidates with global rights. Inmagene also in-licenses drug candidates and, together with its partners, carries out global development activities, including global multi-center clinical trials. Inmagene has formed strategic partnerships with multiple partners, such as HUTCHMED and Affibody AB, to develop highly innovative drug candidates. For more information, please visit: www.inmagenebio.com

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX: 13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has more than 4,900 personnel across all its companies, at the center of which is a team of over 1,800 in oncology/immunology. Since inception it has advanced 13 cancer drug candidates from in-house discovery into clinical studies around the world, with its first three oncology drugs now approved and marketed in China. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Inmagene’s and/or HUTCHMED’s current expectations regarding future events, including expectations regarding the therapeutic potential of IMG-007 for the treatment of patients with atopic dermatitis and other immunological diseases, the further clinical development of IMG-007, expectations as to whether clinical studies of IMG-007 would meet their primary or secondary endpoints, and expectations as to the timing of the completion and the release of results from such studies. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding enrollment rates and the timing and availability of subjects meeting a study’s inclusion and exclusion criteria; changes to clinical protocols or regulatory requirements; unexpected adverse events or safety issues; the ability of IMG-007 to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions and to gain commercial acceptance after obtaining regulatory approval; the potential market of IMG-007 for a targeted indication; the sufficiency of funding; and the impact of the COVID-19 pandemic on general economic, regulatory and political conditions. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of various risks applicable to HUTCHMED, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, on AIM and with The Stock Exchange of Hong Kong Limited. Neither Inmagene nor HUTCHMED undertakes to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

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1 Silverberg JI, Barbarot S, Gadkari A, et al. Atopic dermatitis in the pediatric population: A cross-sectional, international epidemiologic study. Ann Allergy Asthma Immunol. 2021;126(4):417-428.e2. doi:10.1016/j.anai.2020.12.020

2 Barbarot S, Auziere S, Gadkari A, et al. Epidemiology of atopic dermatitis in adults: Results from an international survey. Allergy. 2018;73(6):1284-1293. doi:10.1111/all.13401

3 Ständer S. Atopic Dermatitis. N Engl J Med. 2021;384(12):1136-1143. doi:10.1056/NEJMra2023911

INMAGENE CONTACTS

Investor Enquiries
Xinzhe Fang	fangx@inmagenebio.com

Media Enquiries
Sinara Zhang	zhangy@inmagenebio.com

HUTCHMED CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Zhou Yi, Brunswick	+852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley, Panmure Gordon (UK) Limited	+44 (20) 7886 2500